UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Paycor HCM, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

70435P 102

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, as may be set forth in the Notes in connection with the form of Schedule 13G).

1.	Names of Reporting Persons Pride Aggregator, LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 127,357,193
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 127,357,193

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 127,357,193
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 73.01%(1)
12.	Type of Reporting Person (See Instructions) PN

Remarks:

(1)	Calculated based on 174,429,903 shares of Common Stock outstanding as of October 31, 2021 as reported on the Issuer’s Form 10-Q, filed on November 12, 2021.

1.	Names of Reporting Persons Apax IX GP Co. Ltd
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 127,357,193
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 127,357,193

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 127,357,193
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 73.01%(1)
12.	Type of Reporting Person (See Instructions) OO

Remarks:

(1)	Calculated based on 174,429,903 shares of Common Stock outstanding as of October 31, 2021 as reported on the Issuer’s Form 10-Q, filed on November 12, 2021.

Item 1(a).	Name of Issuer

Paycor HCM, Inc.

Item 1(b).	Address of the Issuer’s Principal Executive Offices

4811 Montgomery Road

Cincinnati, OH 45212

Item 2(a).	Names of Persons Filing

This Statement is being jointly filed by Pride Aggregator, LP (“Pride Aggregator”) and Apax IX GP Co. Ltd (“Apax IX GP” and, together with Pride Aggregator, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated February 11, 2022, a copy of which is attached as Exhibit A to this Statement, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

For Pride Aggregator:

C/O APAX Partners US, LLC

600 Lexington Avenue, 53rd Floor

New York City, NY, 10022

For Apax IX GP:

Third Floor Royal Bank Palace

1 Glategny Esplanade

St Peter Port, Guernsey, GY1 2HJ

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Common Stock, $0.001 par value

Item 2(e).	CUSIP Number

70435P 102

Item 3.	If this Statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned: 127,357,193

(b)	Percent of Class: 73.01%

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Pride Aggregator holds the securities reported herein directly. Apax IX GP, through majority vote of its investment committee, shares voting and dispositive power over the reported securities held directly by Pride Aggregator and, accordingly, may be deemed the beneficial owner of such shares of Paycor HCM, Inc. This Statement shall not be construed as an admission that any individual member of the investment committee of Apax IX GP is, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 11, 2022

PRIDE AGGREGATOR, LP

By:	/s/ Jason Wright
Name:	Jason Wright
Title:	Director of Pride GP, Inc., the general partner of Pride Aggregator, LP

APAX IX GP CO. Ltd

By:	/s/ Jeremy Latham
Name:	Jeremy Latham
Title:	Director

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 11, 2022

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock of Paycor HCM, Inc. (this “Agreement”), is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 11, 2022

PRIDE AGGREGATOR, LP

By:	/s/ Jason Wright
Name:	Jason Wright
Title:	Director of Pride GP, Inc., the general partner of Pride Aggregator, LP

APAX IX GP Co. Ltd

By:	/s/ Jeremy Latham
Name:	Jeremy Latham
Title:	Director